Mail Stop 3720

June 26, 2007

Mr. Michael D. Weaver
President and Chief Executive Officer
Otelco Inc.
505 Third Avenue East
Oneonta, AL 35121

> **RE: Otelco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 001-32362**

Dear Mr. Weaver:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director